Exhibit (p)

SUBSCRIPTION AGREEMENT

Subscription Agreement, dated as of              , 2010, between Western Asset High Yield Defined Opportunity Fund Inc., a corporation organized under the laws of Maryland (the “Fund”) and Legg Mason Inc. (the “Purchaser”).

WHEREAS, the Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund proposes to issue and sell shares of common stock, par value $0.001 per share (the “Common Shares”), to the public pursuant to a Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission; and

WHEREAS, Section 14(a) of the 1940 Act requires each registered investment company to have a net worth of at least $100,000 before making a public offering of its securities.

NOW, THEREFORE, the Fund and the Purchaser agree as follows:

1.	The Fund offers to sell to the Purchaser, and the Purchaser agrees to purchase from the Fund, 5,235.6 Common Shares, at a price of $19.10 per share (the “Shares”) on a date, to be specified by the Fund, prior to the effective date of the Registration Statement.

2.	The Purchaser represents and warrants to the Fund that it is acquiring the Shares for investment purposes only and that the Shares will be sold only pursuant to a registration statement under the Securities Act of 1933, as amended, or an applicable exemption from the registration requirements contained therein.

3.	The Purchaser’s right under this Subscription Agreement to purchase the Shares is not assignable.

IN WITNESS WHEREOF, the Fund and the Purchaser have caused their duly authorized officers to execute this Subscription Agreement as of the date first above written.

WESTERN ASSET HIGH YIELD DEFINED OPPORTUNITY FUND INC.

By:
	Name:	R. Jay Gerken
	Title:	Chairman, Chief Executive Officer and President

LEGG MASON INC.

By:
	Name:	Charles J. Daley, Jr.
	Title:	Senior Vice President, Chief
Financial Officer and Treasurer